Exhibit (a)(3)

September 5, 2008

RE: Opportunity to Sell Your Piedmont Office Realty Trust, Inc. (formerly Wells Real Estate Investment Trust, Inc.) Shares for Cash

Dear Fellow Investor:

Since 1996, Madison Liquidity Investors, LLC and its affiliates have provided a dependable liquidity solution for more than 60,000 individuals and companies. Today, the firm is a recognized leader in the direct acquisition of illiquid financial assets.

Madison Liquidity Investors, LLC through its affiliate, Madison Investment Trust Series 108 (the “Purchaser”), is offering to purchase your Shares in Piedmont Office Realty Trust, Inc. (the “Corporation”) for:

$7.00 per Share in cash

The purchase price will be reduced by any distributions made on or after September 30, 2008. If you wish to find out more about this offer please call us toll-free at 1(800) 896-8913. The Purchaser is seeking a maximum of 5.0% of the outstanding Shares pursuant to this Offer. If Shareholders offer us more, we will prorate our purchase ratably to all sellers, unless you indicate that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if we can purchase all the Shares you tender.

Why should you consider selling your Shares?

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The ability to liquidate your holdings for cash and avoid waiting for a liquidation date that has been extended past the original liquidation timeframe of January 2008. The Corporation has received shareholder approval to extend its required liquidation date to July 30, 2009, with an additional option that allows the Board of Directors to further extend the liquidation date to January 30, 2011.

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The elimination of uncertainty regarding the future liquidation value of the shares and the amount of future distributions. The Corporation has stated the following about the current economy and the potential impact on future distributions, “a general economic downturn, such as the one we are currently experiencing, or a downturn in one of our core markets, could adversely influence our lease renewals and market rent rates that would in turn negatively impact our operating cash flows. Our primary focus is to achieve the best possible long-term, risk-adjusted return for our company. In the event the economy continues to deteriorate or capital expenditure requirements necessary to maintain our properties increase, we would anticipate lowering the dividend “

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The ability to liquidate your holdings during a period in which proceeds for ordinary redemptions have been exhausted. The Corporation has announced that the allocation of shares for 2008 redemptions was exhausted as of June 30, 2008 and that only special redemptions are being made . Historically the Corporation has redeemed shares at $8.38 per share subject to a maximum amount of shares that can be redeemed each year and has reset the redemption program at the beginning of each year.

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Madison does not charge any broker fees or commissions and will cover all transfer fees associated with this offer. (If your broker or other nominee tenders on your behalf, it may charge a fee or commission for that service.)

What do you need to do if you want to sell your Shares to Madison?

1.	Read and review the enclosed Offer carefully for it contains important information regarding the Offer, the Corporation and the Purchaser.

2.	Complete the enclosed Letter of Transmittal (if not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Letter of Transmittal), and have it Medallion Signature Guaranteed (this can be done by your broker or bank).

3.	Complete the enclosed Transfer Forms required by the Corporation’s transfer agent, and have them Medallion Signature Guaranteed (this can be done by your broker or bank). These forms are required by the Corporation and its transfer agent to effectuate a transfer. Including these forms as required transfer paperwork in no way should suggest that the Corporation is endorsing this offer.

4.	Return the completed Letter of Transmittal and Transfer Forms to us in the enclosed pre-paid envelope.

5.	Once we receive confirmation that the transfer of Shares has been effectuated to the Purchaser, you will receive payment promptly.

If you have questions or need help completing the documentation, please call us toll-free at 1(800) 896-8913. Our specialists are available to answer any questions and assist you in the process.

This Offer Will Expire (unless extended) at 11:59 p.m. Pacific Time on October 17, 2008. Thank you for considering our offer. We look forward to serving you.

Sincerely,

Madison Liquidity Investors, LLC